Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
U.S. Subsidiaries

Name of Subsidiaries	State of Organization	Trade Names

Penn Wilson CNG, Inc.	Delaware	None
Penn CNG Holdings, Inc.	Delaware	None
Penn Octane International, L.L.C.	Delaware	None
Rio Vista Energy Partners L.P.	Delaware	None
Rio Vista GP LLC	Delaware	None
Rio Vista Operating GP LLC	Delaware	None
Rio Vista Operating Partnership L.P.	Delaware	None